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FOR DISSEMINATION IN THE UNITED STATES

July 6, 2018	CSE: CXXI

C21 ANNOUNCES ISSUANCE OF 50,000 SHARES TO SETTLE DEBT OF ECO FIRMA FARMS, LLC

Vancouver, B.C.: C21 Investments Inc. (“C21” or the “Company”). As previously announced the Company has completed the acquisition of Eco Firma Farms (“EFF”) (refer to news releases dated January 29, 2018 and June 28, 2018) As part of the final closing adjustments the total share obligations to the vendors of EFF were reduced by over 3.7 million shares. In addition to these reductions in obligations, the Company undertook and agreed to issue 50,000 shares (the “Shares”) to a debt holder of EFF at a deemed price of Cdn$2.75 per share pursuant to a debt and profit sharing agreement between EFF and the debt holder. The Shares were issued as part of the overall price adjustment mechanism on the closing of the transaction and the Company received fair value in return.

The Shares are subject to a hold period under applicable Canadian securities laws expiring on November 7, 2018, and will be subject to such further restrictions on resale as may apply under applicable foreign securities laws.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state and may not be offered or sold in the United States absent an exemption from registration.

ON BEHALF OF THE BOARD

SIGNED: “Robert Cheney”

Robert Cheney, CEO, President, Director
For more information contact:
Robert Cheney Tel: (604) 336-8613
www.cxxi.ca

The CSE has not accepted responsibility for the adequacy or accuracy of this release.